MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

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2010 Estimated Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Please note that these are **preliminary estimates** and may change-both in total amount and classification of the distribution (short-term versus long-term)-from the date of this information to the payable date.

Record Date:	December 14, 2010
Ex-Dividend Date:	December 15, 2010
Payable Date:	December 15, 2010
Reinvest Date:	December 15, 2010

	Meridian Growth Fund		Meridian Value Fund		Meridian Equity Income Fund	
Ticker		**MERDX**		**MVALX**		**MEIFX**
Cusip		**589619-10 5**		**589619-20 4**		**589619-30 3**
Income Distribution	$	0.0685	$	0.0757	$	0.1900
Short-Term Capital Gain	$	-	$	-	$	-
Long-Term Capital Gain	$	0.0079	$	-	$	-
Total	**$**	**0.0764**	**$**	**0.0757**	**$**	**0.1900**

Dated 10-31-10

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© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND incorporated investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax information Welcome to the Meridian Funds Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005. We believe our Investment Philosophy is a wise way to invest. Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio. Daily Prices merdx meifx mvalx sign up for email alerts In the News Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” - Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010 Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” — Louis Rukeyser’s Mutual Funds July 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010 2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008. The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” - IR Magazine September 2007 Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” - Kiplinger’s Mutual Funds 2007 Magazine Spring 2007 Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” — SmartMoney Magazine February 2007 Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” — Money Magazine January 2007 Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer Reports January 2007 The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006 Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian © 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND incorporated Merdx prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” — Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger MERIDIAN GROWTH FUND VERSUS S&P 500 ANNUALIZED PERFORMANCE (PERIOD ENDING September 30, 2010) 1 year 5 years 10 years 22.43% 10.16% 6.69% 0.64% 8.06% -0.43% Meridian Growth s&p 500 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-666

25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster © 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information